UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report May 29, 2019

Commission File No. 024-10865

CARDONE EQUITY FUND V, LLC

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38977 Sky Canyon Drive – Suite 101

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Item 1. Fundamental Changes

The “Company” shall mean Cardone Equity Fund V, LLC.

Entry into Purchase and Sale for the purchase of a multifamily property.

Cardone Real Estate Acquisitions, LLC (“CREA”), a related entity, recently entered into a purchase and sale agreement for the purchase of the Membership Interests in Fountain View Circle, LLC, a Florida limited liability company (“FL Entity”). It is expected that the Company will acquire some of the Membership Interests in exchange for cash upon closing of the Property which is expected around June 30, 2019. FL Entity is the owner of a B+ multifamily in Naples, Florida. Built in 1990, it has 456 units. There is no guarantee of closing, however, to date, CREA has obtained a commitment of financing and has provided an earnest money deposit. The amount of capital that the Company will invest or the percentage of ownership that the Company will acquire has not been determined at the time of this filing.

The Company will seek a Confidential Treatment Order for the purchase and sale agreement as it is subject to certain non-disclosure and confidential information clauses. If confidential treatment is granted, the Company will file the appropriately redacted agreement.

Entry into Purchase and Sale for the purchase of a multifamily property.

Cardone Real Estate Acquisitions, LLC, a related entity, recently entered into a purchase and sale agreement for the purchase of the Membership Interests in a Delaware limited liability company (“DE entity”). DE Entity is the owner of an A multifamily property in Sunrise, Florida. Built in 2013, it has 501 units. It is expected that the Company will acquire some of the Membership Interests in exchange for cash upon closing of the Property which is expected around June 27, 2019. There is no guarantee of closing, however, to date, CREA has obtained a commitment of financing and has provided an earnest money deposit. The amount of capital that the Company will invest or the percentage of ownership that the Company will acquire has not been determined at the time of this filing.

The Company will seek a Confidential Treatment Order for the purchase and sale agreement as it is subject to certain non-disclosure and confidential information clauses. If confidential treatment is granted, the Company will file the appropriately redacted agreement.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund V, LLC

May 29, 2019	By:	/s/ Grant Cardone
Grant Cardone, Manager of Cardone Capital, LLC
Manager

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